Holdings & Sectors

Holdings

Top 15 Holdings as of September 30, 2018	
MasterCard, Inc.	10.38%
Apple Inc.	7.66%
Baidu, Inc. ADR	3.88%
Diageo Plc. ADR	3.60%
LVMH Moet Hennessy Louis Vuitton ADR	3.59%
Alphabet, Inc. Class A	3.58%
Alphabet, Inc. Class C	3.55%
BNP Paribas ADR	3.23%
Bank of America Corp.	3.12%
The Estee Lauder Companies, Inc.	3.08%
Citigroup, Inc.	3.04%
T. Rowe Price Group, Inc.	3.01%
Nike, Inc.	2.87%
The TJX Companies, Inc.	2.85%
Inpex Corp. ADR	2.64%

Sectors

Ticker Symbol: MUNDX

DATE: 10/2/2018
NAV: 19.16
DAY CHANGE: -0.01

2017 Dividend & Capital Gains as of 12/22/2017

Dividend: $0.03297
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

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Holdings & Sectors
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Information Technology 29.51%
Consumer Discretionary 16.83%
Financials 16.48%
Consumer Staples 15.71%
Healthcare 10.98%
Energy 5.05%
Industrials 3.86%
Telecommunications 0.58%
Utilities 0.00%
Materials 0.00%
Cash 1.00%

Fund Sectors as of September 30, 2018	
Information Technology	29.51%
Consumer Discretionary	16.83%
Financials	16.48%
Consumer Staples	15.71%
Healthcare	10.98%
Energy	5.05%
Industrials	3.86%
Telecommunications	0.58%
Utilities	0.00%
Materials	0.00%
Cash	1.00%

Geographic Diversification

As of September 30, 2018

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PROSPECTUS

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1.00%
36.37%
62.63%
Domestic
International
Net Cash [1]

Net Cash represents cash equivalents and other assets less liabilities.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



FUND INVESTOR LOGIN

MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Performance & NAV

Average Annual Total Returns[2]

As of September 30, 2018


Mundoval Fund
MSCI World Index
8.45%
5.43%
12.35%
11.24%
13.56%
13.53%
6.81%
9.28%
7.42%
8.55%
7.08%
7.54%
YTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]


$26,193
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Ticker Symbol: MUNDX

DATE: 10/2/2018
NAV: 19.16
DAY CHANGE: -0.01

2017 Dividend & Capital Gains as of 12/22/2017

Dividend: $0.03297
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 3Q18
Mundoval Factsheet 3Q18

SUBSCRIBE TO OUR NEWSLETTER

name
email
phone

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $26,193.47 on 9/30/18. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Choose Newsletter

- Mundoval Fund Newsletter ☐
- Advisor Commentary ☐
- Whitepapers ☐

Subscribe


PROSPECTUS

Download PDF

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837

